Exhibit 99.4

Greenfire Resources Announces Intent to Conduct C$300 Million Rights Offering

CALGARY, ALBERTA – November 3, 2025 – Greenfire Resources Ltd. (NYSE: GFR, TSX: GFR) (“Greenfire” or the “Company”), today announced its intention to undertake a rights offering of its common shares for gross proceeds of approximately C$300 million (the “Rights Offering”).

The Rights Offering is expected to be made to all holders of Greenfire’s common shares of record as of a record date to be determined.

In connection with the Rights Offering, the Company expects to enter into a standby purchase agreement with certain limited partnerships comprising Waterous Energy Fund, a current holder of approximately 55.9% of the Company’s outstanding common shares (collectively, “WEF Shareholders”), pursuant to which the WEF Shareholders would commit to fully exercise their basic subscription privilege and purchase any common shares not otherwise subscribed for, up to an aggregate of C$300 million (the “WEF Standby Commitment”). No fee will be payable to WEF as part of the WEF Standby Commitment.

The detailed terms of the Rights Offering, including the WEF Standby Commitment, will be determined prior to commencement through negotiations between the WEF Shareholders and a special committee comprised of independent directors of Greenfire that has been established in connection with the Rights Offering. Subject to market conditions, Greenfire expects that the subscription price for the Rights Offering will reflect a discount no greater than the minimum 15% discount required under applicable TSX rules.

Net proceeds from the Rights Offering, together with cash on hand are expected to be used to fund the redemption of the Company’s US$237.5 million of outstanding senior secured notes due 2028 (the “2028 Notes”) at a redemption price of 106% plus any accrued and unpaid interest. Greenfire expects to issue a conditional notice of redemption in respect of the 2028 Notes following the formal launch of the Rights Offering.

The Rights Offering is expected to be made in Canada pursuant to a Canadian rights offering circular to be filed with Canadian securities regulators, and in the United States pursuant to a registration statement on Form F-10 to be filed with the U.S. Securities and Exchange Commission that will contain the Canadian rights offering circular. The Rights Offering is subject to the execution of definitive documentation, receipt of all necessary approvals, and market and other conditions. The Company may elect not to proceed with the Rights Offering or may modify its terms, timing and conditions.

This press release is issued pursuant to, and in accordance with, Rule 135 under the U.S. Securities Act of 1933, as amended (the “US Securities Act”), and is not an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Any offering of securities will be made only in accordance with the registration requirements of the US Securities Act and other applicable securities laws.

No securities regulatory authority has either approved or disapproved the contents of this press release.

About Greenfire

Greenfire is an oil sands producer actively developing its long-life and low-decline thermal oil assets in the Athabasca region of Alberta, Canada, with its registered offices in Calgary, Alberta. The Company plans to leverage its large resource base and significant infrastructure in place to drive meaningful, capital-efficient production growth. As part of the Company’s commitment to operational excellence, safe and reliable operations remain a top priority for Greenfire. Greenfire common shares are listed on the New York Stock Exchange and Toronto Stock Exchange under the trading symbol “GFR”. For more information, visit greenfireres.com or find Greenfire on LinkedIn and X.

Forward-Looking Information

This news release contains certain “forward-looking statements” concerning anticipated future events, results, circumstances, performance or expectations with respect to the Company and its operations, including its strategy and financial performance and condition. Forward-looking statements include statements that are predictive in nature, depend upon future events or conditions, or include words such as “expects”, “anticipates”, “plans”, “believes”, “estimates”, “intends”, “targets”, “projects”, “forecasts”, “schedule”, or negative versions thereof and other similar expressions, or future or conditional verbs such as “may”, “will”, “should”, “would” and “could”. The forward-looking statements contained in this news release include, but are not limited to: the Rights Offering, the expected standby commitment of the WEF Shareholders, the anticipated use of proceeds to redeem the outstanding 2028 Notes, and the filing of a registration statement on Form F-10. Forward-looking statements are based on underlying assumptions and management’s beliefs, estimates and opinions, and are subject to inherent risks and uncertainties surrounding future expectations generally that may cause actual results to vary from plans, targets and estimates. Some of the important risks and uncertainties that could affect forward-looking statements include, but are not limited to: finalization of the terms of the contemplated WEF Standby Commitment, final determination of the overall size and price of the Rights Offering; and operational, general economic, market and business conditions, regulatory developments and weather. Forward-looking information is based on a number of assumptions and is subject to a number of risks and uncertainties, many of which are beyond the Company’s control. Such risks and uncertainties include, but are not limited to, the factors discussed under the heading “Risk Factors” in the Company’s Annual Information Form dated March 17, 2025 which is available under the Company’s issuer profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. The Company cautions readers that actual results may vary significantly from those expected should certain risks or uncertainties materialize or should underlying assumptions prove incorrect. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Contact Information

Greenfire Resources Ltd.

205 5th Avenue SW
Suite 1900
Calgary, AB T2P 2V7
investors@greenfireres.com
greenfireres.com